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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

United Retail Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

911380103

(Cusip Number)

John Pound
Integrity Brands, Inc.
258 Harvard Street #313
Brookline MA 02446
617-731-4070

With a copy to:

Robert Birnbaum, Esq.
Foley Hoag, LLP
155 Seaport Blvd.
Boston MA 02210
617-832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 911380103			Page 2 of 8

1.	Name of Reporting Person: Integrity Brands Fund IIS, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 678,585

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 678,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 678,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.36%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 911380103			Page 3 of 8

1.	Name of Reporting Person: John Pound		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 678,585

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 678,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 678,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.36%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of United Retail Group, Inc., a New Jersey corporation (the “Company”). The address of the Company’s principal executive offices is 365 West Passaic Street, New Rochelle, NJ 07662. As reported on the Company’s Form 10-Q for the quarter ended July 31, 2004, 12,657,434 shares of the Company’s Common Stock were outstanding.

Item 2. Identity and Background

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively the “Reporting Persons”): (i) Integrity Brands Fund IIS, LLC, a Massachusetts limited liability company (“the Fund”), and (ii) John Pound, an individual (“Mr. Pound”). Mr. Pound is the sole managing member of the Fund.

(b) The business address for each of the Reporting Persons is 258 Harvard Street #313, Brookline, MA, 02446. The business telephone number for each of the Reporting Persons is 617-731-4070.

(c) The business of the Fund is that of a private limited liability company engaged in the purchase and sale of securities for its own account. In addition to being the sole managing member of the Fund, Mr. Pound is the President of Integrity Brands, Inc., a corporation that identifies, originates, and oversees investment opportunities in public and private companies in the branded specialty retail sector, on behalf of himself and other co-venturers.

(d) None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, in the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Pound is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The Fund acquired all shares of Common Stock it beneficially owns from its members as contributions in exchange for membership interests in the LLC. Mr. Pound acquired his shares of Common Stock from personal funds and all these shares were subsequently contributed to the Fund in exchange for his interest as sole Managing Member of the Fund.

Item 4. Purpose of Transaction

The Reporting Persons made their investment in the Common Stock of the Company based on their beliefs that:

•	the Company’s Common Stock is undervalued;

•	the Company has the opportunity to employ new strategies in a variety of areas to improve financial and operating performance.

The Reporting Persons will seek a dialogue with management and the Company’s Board of Directors about new strategies to create value. The Reporting Persons believe that the Company should seek to augment its management team and develop new strategies reflective of industry best practices in key areas including product design, sourcing, merchandising, visual merchandising, marketing, and management of the Direct (web) business channel. In each of these areas, the Reporting Persons believe, based on their observation of the Company, and their own personal experience in the industry, there may be opportunities to achieve enhanced results of operations and financial performance.

The Reporting Persons reserve the right to change their plans and intentions, and to pursue any or all of the following actions, including, but not limited to: holding discussions with other shareholders; suggesting new Director candidates to the Nominating Committee of the Company’s Board of Directors; proposing and/or seeking to elect new Directors at the Company’s next annual meeting; holding discussions with potential acquirers and/or market intermediaries; and/or seeking a sale of the Company via merger, consolidation, sale of substantially all of the asserts, or some other form of business combination.

Except as set forth above, the Reporting Persons do not have any current intention, plan, or proposal with respect to: (a) the acquisition by any person of additional securities of the company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company become eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest In Securities of the Issuer

(a) As of the date stated hereof, the Reporting Persons have the following interest in the securities of the Company:

(i) the Fund beneficially owns 678,585 shares of the Company’s Common Stock, representing 5.36% of the Company’s Common Stock;

(ii) Mr. Pound, based on his position as the Sole Managing Member of the Fund, may be deemed to beneficially own all shares of common stock beneficially owned by the Fund.

(b) With regard to all shares owned by the Fund and by Mr. Pound, dispositive and voting power may be deemed to be shared.

(c) There have been no purchases of the Company’s Common Stock by any of the Reporting Persons in the past 60 days except that Fund received the following contributions of shares in exchanges for member interests in the Fund:

Date	Number of Shares	Share Price
9/15/04	40,000	$2.83
9/22/04	314,700	$2.65

The Share Price in the foregoing table represents the closing price of the Company’s Common Stock as reported on NASDAQ on each date of contribution to the Fund listed above. All shares of the Common Stock of the Company listed above and contributed to the Fund on the dates listed above, were acquired in the open market by various members of the Fund on dates prior to the past 60 days. In addition, various other share contributions were made to the Fund, in exchange for member interests on dates prior to the past 60 days.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Company

Except for matters described herein or in the Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such and any persons with respect to any securities of the Company, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Joint Filing Agreement (Exhibit 1)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2004

INTEGRITY BRANDS FUND IIS, LLC

By:	/s/ JOHN POUND

Name: John Pound Title: Managing Member

JOHN POUND

By:	/s/ JOHN POUND

John Pound

Exhibit I

Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)

     This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules adopted thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirement for making a joint filing under Rule 13d-1.

Dated: October 1, 2004

INTEGRITY BRANDS FUND IIS, LLC

By:	/s/ JOHN POUND

Name: John Pound Title: Managing Member

JOHN POUND

By:	/s/ JOHN POUND

John Pound